UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: November 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

~ Festive season delight for Tata Motors ~

Records a growth of 21% in October 2016

Key Highlights:

  Passenger Vehicles business recorded highest sales in the last four years with over 28% growth, due to strong demand in festive season
  Tata Tiago continues to receive positive response with retails showing increasing trend
  Commercial Vehicles business records highest sales this year with growth of 15%
  MHCV sales recovered to grow by 9% in October after 4 months of negative growth
  LSCV strongly continued the growth trend in FY17 with a growth of 21% vs last year, owing to strong festive demand
  Export business growth bolstered by 39% led by strong demand for Tata Motors commercial vehicles.

Mumbai, November 01, 2016: Tata Motors passenger and commercial vehicle total sales (including exports) in October 2016 were at 52,813 vehicles, a growth of 21%, over 43,486 vehicles sold in October 2015. The company's domestic sales of Tata commercial and passenger vehicles for October 2016 was at 46,480 nos., a growth of 19%, over October 2015. Cumulative sales (including exports) of the company for the fiscal was at 311,629 nos., higher by 9% over 286,048 vehicles, sold last year.

The company continued to witness year-on-year growth in certain key segments in October 2016, with the company's passenger vehicles growing by 28%, recording highest sales in last 4 years. The Company's Commercial Vehicles business recorded the highest sales in this year, grew by 15% and LCVs continued to grow by 21%, due to strong demand in festive season. The MHCV sales reversed the trend and grew by 9% after four months of decline. The Export business grew by 39% on account of strong demand for Tata Motors' commercial vehicles.

Domestic - Passenger Vehicles

In October 2016, Tata Motors passenger vehicles, in the domestic market, recorded highest sales in the last four years at 16,311 nos., with a growth of 28%, compared to 12,747 nos., sold in October 2015. The passenger car sales continued its growth momentum due to strong demand for the recently launched Tata Tiago with retails showing an increasing trend.

Cumulative sales growth of all passenger vehicles in the domestic market, were 88,976 nos., a growth of 15%, compared to 77,465 nos., in October 2015.

Domestic - Commercial Vehicles

The Commercial Vehicles domestic business recorded highest sales this year, in October 2016, in the domestic market with a growth of 15%, at 30,169 nos., compared to October 2015. While the sales of Light Commercial Vehicles, continued to grow strongly in the domestic market by 21% over October 2015, M&HCV sales saw a strong recovery and grew by 9% in October 2016 after four months of decline from June 2016. MHCV demand saw an improvement across various sectors including construction, auto logistics, cement, petroleum products and FMCG / consumer durables segments.

Cumulative sales of commercial vehicles in the domestic market for the fiscal were at 184,851 nos., higher by 5% over last year.

Exports

The company's sales from exports was at 6,333 nos., in October 2016, a growth of 39% compared to 4,569 vehicles sold in October 2015. The cumulative sales from exports for the fiscal was at 37,802 nos., higher by 15%, over 32,770 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.